Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Fourth Quarter and Fiscal Year 2024

Gross Profit from continuing operations increased 7.7% YoY and gross margin from continuing operations grew 2.3 ppts for fiscal year 2024

Management to hold a conference call today at 7:00 a.m. Eastern Time

CAMBRIDGE, England and FOSHAN, China, November 25, 2024 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for its fourth quarter and fiscal year 2024 ended August 31, 2024.

FOURTH QUARTER OF FISCAL 2024 FINANCIAL HIGHLIGHTS

●	Revenue from continuing operations was RMB358.3 million, compared to RMB442.2 million for the same quarter last fiscal year.

●	Revenue from Overseas Schools was RMB185.1 million, representing a 0.2% increase from RMB184.8 million for the same quarter last fiscal year.

●	Loss from continuing operations was RMB954.8 million, compared to RMB285.1 million for the same quarter last fiscal year. Adjusted net loss[1] narrowed by 24.3% to RMB92.0 million from RMB121.4 million for the same quarter last fiscal year.

Revenue from continuing operations by Segment

	For the fourth quarter ended August 31,		YoY	% of total revenue in
(RMB in millions except for percentage)	2024	2023	% Change	F4Q2024
Overseas Schools	185.1	184.8	0.2%	51.7%
Complementary Education Services[2]	129.8	161.7	-19.7%	36.2%
Domestic Kindergartens & K-12 Operation Services[3]	43.4	95.7	-54.7%	12.1%
Total	358.3	442.2	-19.0%	100.0%

1.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investments, and income/(loss) from discontinued operations, net of tax.
2.	The Complementary Education Services business comprises, overseas study counselling, art training, camps and others.
3.	The Domestic Kindergartens & K-12 Operation Services business comprises operation services for students of domestic K-12 schools, including catering and procurement services. For more information on these adjusted financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

FISCAL YEAR 2024 FINANCIAL HIGHLIGHTS

●	Revenue from continuing operations was RMB1,755.2 million, compared to RMB1,772.1 million for the last fiscal year.

●	Revenue from Overseas Schools was RMB951.2 million, representing an increase of 17.5% from the last fiscal year.

●	Gross profit from continuing operations was RMB503.6 million, representing an increase of 7.7% from RMB467.4 million for the last fiscal year. Gross margin from continuing operations increased to 28.7% from 26.4% for the last fiscal year.

●	Loss from continuing operations was RMB869.1 million, compared to RMB358.9 million for the last fiscal year. Adjusted net income was RMB1.1 million, compared to adjusted net loss of RMB192.6 for the last fiscal year.

Revenue from continuing operations by Segment

	For the fiscal year ended August 31,		YoY	% of total revenue in
(RMB in millions except for percentage)	2024	2023	% Change	FY24
Overseas Schools	951.2	809.5	17.5%	54.2%
Complementary Education Services	495.1	519.2	-4.7%	28.2%
Domestic Kindergartens & K-12 Operation Services	308.9	443.4	-30.3%	17.6%
Total	1,755.2	1,772.1	-1.0%	100.0%

MANAGEMENT COMMENTARY

Mr. Robert Niu, Chief Executive Officer of Bright Scholar, commented, “Throughout the year, we bolstered our global business and operations, strengthening our foundation for future advancement. Despite macro challenges, we achieved rapid progress in our overseas business while further enhancing our senior leadership team to help advance our near-term expansion goals in overseas markets. Our Overseas Schools business maintained its double-digit year-over-year revenue growth for the fiscal year. As we focused our resources on strengthening our high-growth core business, we have completed divesting non-core business from our Complementary Education Services segment by the end of the fiscal quarter. Moving into fiscal year 2025, we plan to reinforce our “dual-engine” growth strategy by focusing on the continued expansion of our overseas school business while propelling our global recruitment initiatives for prospective international students. We are well-positioned to drive further expansion and capture more of the sizeable market opportunities that will support our sustainable development over the long term.”

Ms. Cindy Zhang, Chief Financial Officer of Bright Scholar, added, “Ongoing development across our core businesses drove our healthy financial results for the fiscal year. Our total revenues for fiscal year 2024 remained stable year over year, with Overseas Schools revenue increasing by 18%. We continued to streamline our operations and improve operational efficiency. Notably, our gross profit increased by 7.7% and gross margin by 2.3 percentage points year-over-year. Meanwhile, we significantly enhanced our cash position, increasing our cash and cash equivalents and restricted cash by 20% for the fiscal year. Looking ahead, supported by our healthy balance sheet and the effective implementation of our “dual-engine” growth strategy, we are confident we can solidify our competitive edge while also driving long-term growth and profitability.”

UNAUDITED FINANCIAL RESULTS for THE fourth FISCAL QUARTER ENDED august 31, 2024

Revenue from Continuing Operations

Revenue was RMB358.3 million, compared to RMB442.2 million for the same quarter last fiscal year.

Overseas Schools: Revenue contribution was RMB185.1 million, representing a 0.2% increase from RMB184.8 million for the same quarter last fiscal year.

Complementary Education Services: Revenue contribution was RMB129.8 million, compared to RMB161.7 million for the same quarter last fiscal year. The decrease was mainly attributable to a reduction in extracurricular programs and study tours.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution was RMB43.4 million, compared to RMB95.7 million for the same quarter last fiscal year.

Cost of Revenue from Continuing Operations

Cost of revenue was RMB322.4 million, or 90.0% of revenue, compared to RMB362.4 million, or 81.9%, for the same quarter last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit was RMB35.9 million, compared to RMB79.8 million for the same quarter last fiscal year. Gross margin was 10.0%, compared to 18.1% for the same quarter last fiscal year.

Adjusted gross profit4 was RMB36.9 million, compared to RMB80.9 million for the same quarter last fiscal year.

Selling, General and Administrative (SG&A) Expenses from Continuing Operations

Total SG&A expenses were RMB119.3 million, representing an 18.3% decrease from RMB146.0 million for the same quarter last fiscal year. This improvement was mainly due to our continuous efforts to streamline our operations and improve operational efficiency in our headquarters.

Operating Loss/Income, Operating Margin and Adjusted Operating Income from Continuing Operations

Operating loss was RMB941.8 million, compared to RMB227.6 million for the same quarter last fiscal year. Operating loss margin was 262.9%, compared to 51.5% for the same quarter last fiscal year.

Adjusted operating loss5 was RMB78.8 million, compared to RMB64.0 million for the same quarter last fiscal year.

Net Loss and Adjusted Net Income/Loss

Net loss was RMB1,004.7 million, compared to RMB340.3 million for the same quarter last fiscal year.

Adjusted net loss was RMB92.0 million, compared to RMB121.4 million for the same quarter last fiscal year.

4	Adjusted gross profit from continuing operations is defined as gross profit from continuing operations excluding amortization of intangible assets.
5.	Adjusted operating income/(loss) from continuing operations is defined as operating income/(loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets, impairment loss on property and equipment, impairment loss on goodwill, impairment loss on intangible assets, and impairment loss on the long-term investments.

Adjusted EBITDA6

Adjusted EBITDA loss was RMB81.8 million, compared to RMB55.0 million for the same quarter last fiscal year.

Net Loss per Ordinary Share/ADS and Adjusted Net Earnings/Loss per Ordinary Share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders from continuing operations were RMB7.90 each, compared to RMB2.41 each for the same quarter last fiscal year.

Basic and diluted net loss per ordinary share attributable to ordinary shareholders from discontinued operations were RMB0.42 each, compared to RMB0.50 each for the same quarter last fiscal year.

Adjusted basic and diluted net loss per ordinary share7 attributable to ordinary shareholders were RMB0.75 each, compared to RMB1.03 each for the same quarter last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders from continuing operations were RMB31.60 each, compared to RMB9.64 each for the same quarter last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders from discontinued operations were RMB1.68 each, compared to RMB2.00 each for the same quarter last fiscal year.

Adjusted basic and diluted net loss per ADS8 attributable to ADS holders were RMB3.00 each, compared to RMB4.12 each for the same quarter last fiscal year.

UNAUDITED FINANCIAL RESULTS for THE FISCAL Year ENDED august 31, 2024

Revenue from Continuing Operations

Revenue was RMB1,755.2 million, compared to RMB1,772.1 million for the last fiscal year.

Overseas Schools: Revenue contribution was RMB951.2 million, representing a 17.5% increase from RMB809.5 million for the last fiscal year. The increase was mainly attributable to increases in both the number of students enrolled and the average tuition fees of overseas schools.

Complementary Education Services: Revenue contribution was RMB495.1 million, compared to RMB519.2 million for the last fiscal year. The decrease was mainly attributable to a reduction in extracurricular programs and study tours.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution was RMB308.9 million, compared to RMB443.4 million for the last fiscal year.

6.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expenses, impairment loss on property and equipment, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investments and income/(loss) from discontinued operations, net of tax.
7	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on property and equipment, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investments and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares.
8.	Adjusted basic and diluted earnings/(loss) per American Depositary Share (“ADS”) is defined as adjusted net income/(loss) attributable to ADS shareholders (net income/(loss) attributable to ADS shareholders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on property and equipment, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investments and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ADSs.

Cost of Revenue from Continuing Operations

Cost of revenue was RMB1,251.6 million, or 71.3% of revenue, compared to RMB1,304.7 million, or 73.6%, for the last fiscal year. The improvement was mainly attributable to cost-saving measures.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit was RMB503.6 million, representing a 7.7% increase from RMB467.4 million for the last fiscal year. The increase was mainly attributable to the revenue growth in Overseas Schools. Gross margin increased to 28.7% from 26.4% for the last fiscal year.

Adjusted gross profit was RMB507.8 million, representing a 7.6% increase from RMB471.8 million for the last fiscal year.

Selling, General and Administrative (SG&A) Expenses from Continuing Operations

Total SG&A expenses were RMB469.0 million, representing an 8.1% decrease from RMB510.3 million for the last fiscal year. This improvement was mainly due to our continuous efforts to streamline our global operations and improve operational efficiency in our headquarters.

Operating Loss/Income, Operating Margin and Adjusted Operating Income from Continuing Operations

Operating loss was RMB820.4 million, compared to RMB161.7 million for the last fiscal year. Operating loss margin was 46.7%, compared to 9.1% for the last fiscal year.

Adjusted operating income increased by 856.3% to RMB50.5 million, from RMB5.3 million for the last fiscal year.

Net Loss and Adjusted Net Income/Loss

Net loss was RMB1,032.9 million, compared to RMB386.8 million for the last fiscal year.

Adjusted net income was RMB1.1 million, compared to adjusted net loss of RMB192.6 million for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA increased by 44.1% to RMB80.7 million, from RMB56.0 million for the last fiscal year.

Net Loss per Ordinary Share/ADS and Adjusted Net Earnings/Loss per Ordinary Share/ADS

Basic and diluted net loss per ordinary share from continuing operations attributable to ordinary shareholders were RMB7.18 each, compared to RMB3.03 each for the last fiscal year.

Basic and diluted net loss per ordinary share from discontinued operations attributable to ordinary shareholders were RMB1.22 each, compared to RMB0.30 each for the last fiscal year.

Adjusted basic and diluted net income per ordinary share attributable to ordinary shareholders were RMB0.04 each, compared to net loss per ordinary share attributable to ordinary shareholders of RMB1.63 each for the last fiscal year.

Basic and diluted net loss per ADS from continuing operations attributable to ADS holders were RMB28.72 each, compared to RMB12.12 each for the last fiscal year.

Basic and diluted net loss per ADS from discontinued operations attributable to ADS holders were RMB4.88 each, compared to RMB1.20 each for the last fiscal year.

Adjusted basic and diluted net income per ADS attributable to ADS holders were RMB0.16 each, compared to net loss per ADS attributable to ADS holders were RMB6.52 each for the last fiscal year.

Cash and Working Capital

As of August 31, 2024, the Company had cash and cash equivalents and restricted cash of RMB505.8 million (US$71.3 million), compared to RMB419.9 million as of August 31, 2023.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on November 25, 2024.

Dial-in details for the earnings conference call are as follows:

Mainland China:	4001-201203
Hong Kong:	800-905945
United States:	1-888-346-8982
International:	1-412-902-4272

Participants should dial in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bright Scholar Education Holdings Limited.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.brightscholar.com/.

A replay of the conference call will be accessible after the conclusion of the live call until December 2, 2024, by dialing the following telephone numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	7352870

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter ended August 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0900, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 30, 2024, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expenses, impairment loss on property and equipment, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on the long-term investments and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on goodwill, impairment loss on intangible assets, impairment loss on property and equipment, impairment loss on the long-term investments, and income/(loss) from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as operating income/(loss) from continuing operations excluding share-based compensation expenses, amortization of intangible assets, impairment loss on property and equipment, impairment loss on goodwill, impairment loss on intangible assets and impairment loss on the long-term investments. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on goodwill, impairment loss on intangible assets,, impairment loss on property and equipment, impairment loss on the long-term investments, and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted. In addition, the strategic move to dispose of the non-core businesses is viewed as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expenses, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expenses; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2023	2024
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	410,086	493,377	69,588
Restricted cash	9,521	12,167	1,716
Accounts receivable, net	13,800	18,793	2,651
Amounts due from related parties, net	183,468	14,417	2,033
Other receivables, deposits and other assets, net	116,807	123,860	17,470
Inventories	1,183	1,160	164
Current assets belong to discontinued operations	192,534	-	-

Total current assets	927,399	663,774	93,622

Restricted cash - non-current	250	250	35
Property and equipment, net	390,006	349,349	49,273
Intangible assets, net	310,022	49,598	6,995
Goodwill, net	1,110,802	527,297	74,372
Long-term investments, net	32,732	24,421	3,444
Prepayments for construction contracts	1,712 328	46
Deferred tax assets, net	1,644	1,920	271
Other non-current assets, net	9,424	9,106	1,284
Operating lease right-of-use assets - non current	1,490,009	1,419,406	200,198
Non-current assets belong to discontinued operations	345,510	-	-

Total non-current assets	3,692,111	2,381,675	335,918

TOTAL ASSETS	4,619,510	3,045,449	429,540

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2023	2024
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	94,481	91,843	12,954
Amounts due to related parties	244,259	78,365	11,053
Accrued expenses and other current liabilities	233,053	191,222	26,971
Income tax payable	88,460	78,986	11,140
Contract liabilities - current	428,617	445,715	62,865
Refund liabilities - current	10,129	9,872	1,392
Operating lease liabilities - current	104,905	106,325	14,996
Current liabilities belong to discontinued operations	276,499	-	-

Total current liabilities	1,480,403	1,002,328	141,371
Non-current contract liabilities	971	866	122
Deferred tax liabilities, net	34,755	31,174	4,397
Operating lease liabilities - non current	1,461,255	1,404,973	198,163
Non-current liabilities belong to discontinued operations	70,470	-	-
Total non-current liabilities	1,567,451	1,437,013	202,682

TOTAL LIABILITIES	3,047,854	2,439,341	344,053

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,697,370	1,783,490	251,550
Statutory reserves	20,155	16,535	2,332
Accumulated other comprehensive income	172,230	191,397	26,995
Accumulated deficit	(473,154)	(1,474,619)	(207,986)

Shareholders’ equity	1,416,609	516,811	72,892
Non-controlling interests	155,047	89,297	12,595

TOTAL EQUITY	1,571,656	606,108	85,487

TOTAL LIABILITIES AND EQUITY	4,619,510	3,045,449	429,540

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31			Year Ended August 31
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Continuing operations
Revenue	442,187	358,271	50,532	1,772,127	1,755,206	247,561
Cost of revenue	(362,354)	(322,407)	(45,473)	(1,304,699)	(1,251,620)	(176,533)

Gross profit	79,833	35,864	5,059	467,428	503,586	71,028
Selling, general and administrative expenses	(145,996)	(119,253)	(16,820)	(510,269)	(469,047)	(66,156)
Impairment loss on goodwill	(147,116)	(593,748)	(83,744)	(147,116)	(593,748)	(83,744)
Impairment loss on intangible assets	-	(258,326)	(36,435)	-	(258,326)	(36,435)
Impairment loss on property and equipment	(12,891)	(6,607)	(932)	(12,891)	(6,607)	(932)
Impairment loss on the long-term investments	(2,613)	-	-	(2,613)	-	-
Other operating income	1,162	316	45	43,783	3,699	522
Operating loss	(227,621)	(941,754)	(132,827)	(161,678)	(820,443)	(115,717)
Interest income/(expense), net	2,124	392	55	(5,452)	(1,315)	(185)
Investment loss	(25)	(182)	(26)	(807)	(2,516)	(355)
Other expenses	(4,316)	(5,591)	(790)	(7,380)	(4,012)	(567)

Loss before income taxes and share of equity in profit/(loss) of unconsolidated affiliates	(229,838)	(947,135)	(133,588)	(175,317)	(828,286)	(116,824)
Income tax (expense)/ benefit	(55,301)	337	48	(183,208)	(32,908)	(4,641)
Share of equity in profit/(loss) of unconsolidated affiliates	61	(7,957)	(1,122)	(339)	(7,876)	(1,111)

Net loss from continuing operations	(285,078)	(954,755)	(134,662)	(358,864)	(869,070)	(122,576)

Loss from discontinued operations, net of tax	(55,240)	(49,929)	(7,042)	(27,959)	(163,791)	(23,102)

Net loss	(340,318)	(1,004,684)	(141,704)	(386,823)	(1,032,861)	(145,678)

Net income/(loss) attributable to non-controlling interests
Continuing operations	334	(16,761)	(2,364)	823	(17,296)	(2,439)
Discontinued operations	3,957	(60)	(8)	7,488	(19,286)	(2,720)

Net loss attributable to ordinary shareholders
Continuing operations	(285,412)	(937,994)	(132,298)	(359,687)	(851,774)	(120,137)
Discontinued operations	(59,197)	(49,869)	(7,034)	(35,447)	(144,505)	(20,382)

Net loss per share attributable to ordinary shareholders
—Basic and diluted
Continuing operations	(2.41)	(7.90)	(1.11)	(3.03)	(7.18)	(1.01)
Discontinued operations	(0.50)	(0.42)	(0.06)	(0.30)	(1.22)	(0.17)

Weighted average shares used in calculating net loss per ordinary share:
—Basic and diluted
Continuing operations	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
Discontinued operations	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795

Net loss per ADS
—Basic and diluted
Continuing operations	(9.64)	(31.60)	(4.44)	(12.12)	(28.72)	(4.04)
Discontinued operations	(2.00)	(1.68)	(0.24)	(1.20)	(4.88)	(0.68)

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31			Twelve Months Ended August 31
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Net cash generated from operating activities	6,923	104,041	14,674	22,261	126,394	17,827

Net cash used in investing activities	(20,003)	(128,015)	(18,056)	(52,949)	(98,004)	(13,823)

Net cash used in financing activities	(208,397)	(1,201)	(169)	(298,794)	(85,459)	(12,053)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	23,319	(6,270)	(884)	38,934	(4,373)	(617)

Net change in cash and cash equivalents, and restricted cash	(198,158)	(31,445)	(4,435)	(290,548)	(61,442)	(8,666)

Cash and cash equivalents, and restricted cash at beginning of the period	765,394	537,239	75,774	857,784	567,236	80,005

Cash and cash equivalents, and restricted cash at end of the period	567,236	505,794	71,339	567,236	505,794	71,339

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31			Year Ended August 31
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD

Gross profit from continuing operations	79,833	35,864	5,059	467,428	503,586	71,028
Add: Amortization of intangible assets	1,050	1,050	148	4,341	4,184	590
Adjusted gross profit from continuing operations	80,883	36,914	5,207	471,769	507,770	71,618

Operating loss from continuing operations	(227,621)	(941,754)	(132,827)	(161,678)	(820,443)	(115,717)
Add: Share-based compensation expenses	-	3,240	457	-	8,101	1,143
Add: Amortization of intangible assets	1,050	1,050	148	4,341	4,184	590
Add: Impairment loss on goodwill	147,116	593,748	83,744	147,116	593,748	83,744
Add: Impairment loss on intangible assets	-	258,326	36,435	-	258,326	36,435
Add: Impairment loss on property and equipment	12,891	6,607	932	12,891	6,607	932
Add: Impairment loss on the long-term investments	2,613	-	-	2,613	-	-
Adjusted operating (loss)/income from continuing operations	(63,951)	(78,783)	(11,111)	5,283	50,523	7,127

Net loss	(340,318)	(1,004,684)	(141,704)	(386,823)	(1,032,861)	(145,678)
Add: Share-based compensation expenses	-	3,240	457	-	8,101	1,143
Add: Amortization of intangible assets	1,050	1,050	148	4,341	4,184	590
Add: Tax effect of amortization of intangible assets	(41)	(209)	(29)	(670)	(833)	(117)
Add: Impairment loss on goodwill	147,116	593,748	83,744	147,116	593,748	83,744
Add: Impairment loss on intangible assets	-	258,326	36,435	-	258,326	36,435
Add: Impairment loss on property and equipment	12,891	6,607	932	12,891	6,607	932
Add: Impairment loss on the long-term investments	2,613	-	-	2,613	-	-
Less: Loss from discontinued operations, net of tax	(55,240)	(49,929)	(7,042)	(27,959)	(163,791)	(23,102)
Adjusted net (loss)/income	(121,449)	(91,993)	(12,975)	(192,573)	1,063	151

Net loss attributable to ordinary shareholders	(344,608)	(987,863)	(139,332)	(395,134)	(996,279)	(140,519)
Add: Share-based compensation expenses	-	3,240	457	-	8,101	1,143
Add: Amortization of intangible assets	1,050	1,050	148	4,341	4,184	590
Add: Tax effect of amortization of intangible assets	(41)	(209)	(29)	(670)	(833)	(117)
Add: Impairment loss on goodwill	147,116	579,827	81,781	147,116	579,827	81,781
Add: Impairment loss on intangible assets	-	258,326	36,435	-	258,326	36,435
Add: Impairment loss on property and equipment	12,891	6,607	932	12,891	6,607	932
Add: Impairment loss on the long-term investments	2,613	-	-	2,613	-	-
Less: Loss from discontinued operations, net of tax	(59,197)	(49,869)	(7,034)	(35,447)	(144,505)	(20,382)
Adjusted net (loss)/income attributable to ordinary shareholders	(121,782)	(89,153)	(12,574)	(193,396)	4,438	627

Net loss	(340,318)	(1,004,684)	(141,704)	(386,823)	(1,032,861)	(145,678)
Add: Interest expense, net	(2,124)	(392)	(55)	5,452	1,315	185
Add: Income tax expense	55,301	(337)	(48)	183,208	32,908	4,641
Add: Depreciation and amortization	14,293	11,808	1,665	63,598	48,796	6,882
Add: Share-based compensation expenses	-	3,240	457	-	8,101	1,143
Add: Impairment loss on goodwill	147,116	593,748	83,744	147,116	593,748	83,744
Add: Impairment loss on intangible assets	-	258,326	36,435	-	258,326	36,435
Add: Impairment loss on property and equipment	12,891	6,607	932	12,891	6,607	932
Add: Impairment loss on the long-term investments	2,613	-	-	2,613	-	-
Less: Loss from discontinued operations, net of tax	(55,240)	(49,929)	(7,042)	(27,959)	(163,791)	(23,102)
Adjusted EBITDA	(54,988)	(81,755)	(11,532)	56,014	80,731	11,386

Weighted average shares used in calculating adjusted net (loss)/income per ordinary share:
—Basic and Diluted
Continuing operations	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795
Discontinued operations	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795	118,669,795

Adjusted net (loss)/income per share attributable to ordinary shareholders
—Basic	(1.03)	(0.75)	(0.11)	(1.63)	0.04	0.01
—Diluted	(1.03)	(0.75)	(0.11)	(1.63)	0.04	0.01

Adjusted net (loss)/income per ADS
—Basic	(4.12)	(3.00)	(0.44)	(6.52)	0.16	0.04
—Diluted	(4.12)	(3.00)	(0.44)	(6.52)	0.16	0.04